EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with China Liberal Education Holdings Limited’s (the “Company”, “we”, “our”, or “us”) condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section included in our annual report on Form 20-F for the fiscal year ended December 31, 2020, as amended. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

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Results of Operations for the Six Months Ended June 30, 2021 and 2020

The following table summarizes our results of operations for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,		Variance
	2021	2020	Amount	%
Revenue	$1,850,551	$2,270,788	(420,237)	(18.5)%
Cost of revenues	(476,727)	(1,482,515)	(1,005,788)	(67.8)%
Gross profit	1,373,824	788,273	585,551	74.3%
Selling expenses	(76,593)	(130,465)	(53,872)	(41.3)%
General and administrative expenses	(995,451)	(770,618)	224,833	29.2%
Income (loss) from operations	301,780	(112,810)	414,590	367.5%
Interest income	59,973	82,770	(22,797)	(27.5)%
Other expenses, net	(7,249)	(907)	6,342	699.2%
Income (loss) before income taxes	354,504	(30,947)	385,451	1245.5%
Income tax provision	(128,482)	(48,675)	79,807	164.0%
Net income (loss)	$226,022	$(79,622)	305,644	383,9%

Revenue for the first six months of 2021 decreased by 18.5% to $1.9 million, from $2.3 million in the same period of the prior year, mainly driven by decreased revenue from our technological consulting services for smart campus solutions (“Technological Consulting Services for Smart Campus Solutions”), as we did not entered into large “smart campus” project contracts with Chinese universities/colleges during the six months ended June 30, 2021, because many Chinese universities/colleges put their “smart campus” project plans on hold due to continued uncertainties associated with the COVID-19 pandemic. The project associated with the experiment-based simulation center for Fuzhou Melbourne Polytechnic (“FMP”)’s hotel management major was completed in the first half of 2020, and no projects of similar size were completed in the six months ended June 30, 2021.

The Company’s revenue by service type is as follows:

Revenues

	For the six months ended June 30
	2021		2020		Changes
	Amount	%	Amount	%	Amount	%
Revenue from Sino-foreign Jointly Managed Academic Programs	1,420,418	76.7%	$1,264,823	55.7%	155,595	12.3%
Revenue from Technological Consulting Services for Smart Campus Solutions	338,003	18.3%	933,240	41.1%	(595,237)	(63.8)%
Revenue from Overseas Study Consulting Services	26,033	1.4%	72,725	3.2%	(46,692)	(64.2)%
Revenue from tailored job readiness training services	66,097	3.6%	-	-	66,097	100.0%
	1,850,551	100.0%	$2,270,788	100.0%	(420,237)	(18.5)%

Revenue from Sino-foreign Jointly Managed Academic Programs

Revenues from our education programs offered by joint ventures of the PRC and foreign institutions, or Sino-foreign Jointly Managed Academic Programs, are primarily generated from tuition fees or service fees we charged to students. Revenue from Sino-foreign Jointly Managed Academic Programs increased by 12.3% to $1.4 million in six months ended June 30, 2021, from $1.3 million in the same period of the prior year. This increase is primarily attributable to an increase in the number of students by 173 or 6.5%, from 2,668 students in six months ended June 30, 2020 to 2,841 students in six months ended June 30, 2021. Furthermore, the increase is also attributable to a positive impact of 9.03% from foreign currency fluctuation when the average exchange rate used in converting RMB into USD increased from $1 to RMB 7.0416 in the six months ended June 30, 2020 to $1 to RMB 6.4587 in the six months ended June 30, 2021. The increase is partially offset by about 3.3% decrease in average tuition fees. The decrease in average tuition fees was mainly caused by a change in student mix enrolled in different academic programs with the universities/colleges.

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Revenue from Technological Consulting Services for Smart Campus Solutions

Our revenue from providing smart campus related technological consulting service decreased by $595,237, or 63.8%, from $933,240 in six months ended June 30, 2020, to $338,003 in six months ended June 30, 2021, primarily because we did not obtain smart campus projects of large size during the six months ended June 30, 2021. Many Chinese universities/colleges also put on hold their “smart campus” project plans due to continued uncertainties associated with the COVID-19 pandemic. In contrast, for the six months ended June 30, 2020, we completed hardware and software installation and digital classrooms for FMP’s experiment-based simulation center for its hotel management major with contract price of RMB5 million ($0.7 million) during the six months ended June 30, 2020, with satisfactory inspection and acceptance by FMP. However, as we continually expand our technological consulting services and look for more opportunities to provide technological consulting services to universities/colleges and other type of institutions in the future, we expect revenue from Technological Consulting Services for Smart Campus Solutions to increase in the long run.

Revenue from Overseas Study Consulting Services

Our overseas study consulting services (“Overseas Study Consulting Services”) target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array of employment opportunities. Our revenue from Overseas Study Consulting Services decreased by $46,692, or 64.2% when comparing six months ended June 30, 2021 to the same period of 2020. The decrease was mainly due to the travel restrictions and border closures adopted by certain countries in response to the COVID-19 pandemic. As a result, the number of students interested in seeking overseas education reduced significantly. A portion of our revenue from overseas study consulting services were recognized when the students received offers and obtained appropriate visas. For the six months ended June 30, 2021, none of the students receiving overseas consulting services received offers or visas as they have not yet completed their trainings and studies, compared to 11 students who received school offers and obtained visas in the same period in 2020.

Revenue from tailored job readiness training services

In 2019, we started to provide tailored job readiness training services to students from partner schools, so that such students would be better equipped to serve their employers at their respective job positions. Because this line of business was newly added, the revenue generated from this line of business was immaterial through 2020. Approximately $4,000 revenue from tailored job readiness training services in fiscal year 2020 was grouped under our revenues from Sino-foreign Jointly Managed Academic Programs.

For the six months ended June 30, 2021, we provided tailored job readiness training services to more than 130 students and accordingly generated $66,097 revenue from such services. We expect revenue from tailored job readiness training services to increase in absolute amounts in the future as we provide our services to more students.

Revenue from textbooks and course material sales

In the six months ended June 30, 2021 and 2020, the Company did not generate any revenue from textbooks and course material sales. Starting from 2019, the universities and colleges cooperated with us started to make adjustments to their teaching course content and curriculum settings. Consequently, there was no sales of textbooks and course materials in the six months ended June 30, 2021 and 2020.

Cost of revenues

Our overall cost of revenue decreased by $1,005,788, or 67.8%, from $1,482,515 for the six months ended June 30, 2020 to $476,727 for the six months ended June 30, 2021, primarily due to decreased hardware costs of $1,016,921 associated with the smart campus projects, because we did not enter into large “smart campus” project contracts with Chinese universities/colleges during the six months ended June 30, 2021. Instead, we executed more projects related to software customization rather than hardware installation. As a result, costs associated with purchase of equipment, devices and electronic components and labor force used in the “smart campus” related projects decreased significantly for the six months ended June 30, 2021. Cost of revenue accounted for 25.8% and 65.3% of total revenue for the six months ended June 30, 2021 and 2020, respectively. We expect cost of revenue to increase in absolute amounts in the future as we generate more revenue and most cost of revenues would be incurred.

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Gross profit

Overall gross profit increased by $585,551, or 74.3%, from $788,273 for the six months ended June 30, 2020 to $1,373,824 for the six months ended June 30, 2021, while gross profit margin increased by 39.5%, from 34.7% for the six months ended June 30, 2020 to 74.2% for the six months ended June 30, 2021. The increase in gross profit and gross margin was primarily due to decreased hardware costs associated with our technological consulting service projects as we did not enter into large “smart campus” project during six months ended June 30, 2021. In contrast, during the six months ended June 30, 2020, we incurred significant costs associated with hardware, software and related installation services in completing the construction of FMP’s experiment-based simulation center for its hotel management major. Additionally, the increase in gross profit and gross profit margin is also caused by reduced costs associated with Sino-foreign Jointly Managed Academic Programs by 13.6% when salary, welfare and insurance costs paid to foreign teachers decreased. Furthermore, tailored job readiness training services contributed gross profit of $25,040 for the six months ended June 30, 2021 as compared to $nil during the same period of 2020 which also led to increase in gross profit for the six months ended June 30, 2021.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30
	2021		2020		Changes
	Amount	%	Amount	%	Amount	%
Selling expenses	76,593	7.1%	130,465	14.5%	(53,872)	(41.3)%
General and administrative expenses	995,451	92.9%	770,618	85.5%	224,833	29.2%
Total operating expenses	1,072,044	100.0%	$901,083	100.0%	170,961	19.0%

Selling expenses

Selling expenses decreased by $53,872 or 41.3% from $130,465 for the six months ended June 30, 2020 to $76,593 for the six months ended June 30, 2021. The decrease in selling expenses was primarily attributable to a decrease in rental and office expenses and depreciation expenses by $54,679 when we relocated to a smaller office space. Selling expenses accounted for 4.1% and 5.7% of total revenue for the six months ended June 30, 2021 and 2020, respectively. We expect selling expenses to increase in absolute amounts in the future as we expect to continually expand our operations and seeking for more sales opportunities.

General and administrative expenses

General and administrative expenses increased by $224,833, or 29.2% from $770,618 for the six months ended June 30, 2020 to $995,451 for the six months ended June 30, 2021, primarily due to an increase in salaries and welfares expenses of $74,630 resulting from increased number of administrative employees, an increase in professional services fees of $57,300, an increase in share-based compensation to independent directors of $53,250, and an increase in independent director compensation of $28,419. General and administrative expenses accounted for 53.8% and 33.9% of total revenue for the six months ended June 30, 2021 and 2020, respectively.

Interest income

Interest income decreased by $22,797 or 27.5%, to $59,973 for the six months ended June 30, 2021, from $82,770 for the same period last year. In connection with the Company’s technological consulting services for smart campus projects, we recognized financing component resulted from a timing difference between when control is transferred and when we collected cash consideration from the customer. For the six months ended June 30, 2021 and 2020, we recognized $56,511 and $79,907 interest income in connection with the aforementioned financing component, respectively.

Other expense

Other expense was $7,249 and $907 for the six months ended June 30, 2021 and 2020, respectively. The increase was due to increased bank charges.

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Income tax provision

Income tax provision was $128,482 for the six months ended June 30, 2021, increased from $48,675 for the same period of last year due to higher taxable income. Effective income tax rate was 36.2% and -157.3% for the six months ended June 30, 2021 and 2020, respectively. The significant change in effective income tax rate comparing the two periods is mainly due to changes in valuation allowances, as we did not expect deferred tax assets generated in China Liberal and Boya Hong Kong associated with the operating losses to be more likely than not to be used, as these two entities are holding companies and are not expected to generate taxable income in the foreseeable future.

Net income (loss)

As a result of foregoing, net income was $226,022 for the six months ended June 30, 2021, compared to net loss of $79,622 for the same period last year. Basic and diluted earnings per share were $0.03 for the six months ended June 30, 2021, compared to basic and diluted loss per share of $0.02 for the same period last year.

Liquidity and Capital Resources

As reflected in our unaudited condensed consolidated financial statements, during the six months ended June 30, 2021, we had negative cash flow from operations of $1.9 million and reported a net income of $0.2 million.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs in the foreseeable future. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

As of June 30, 2021, we had approximately $33.7 million in cash. We also had accounts receivable of approximately $1.5 million, primarily including tuition receivable from Chinese universities/colleges in connection with our services provided under the Sino-foreign Jointly Managed Academic Programs. As of the date of this filing, $1,068,537 or 69% of the accounts receivable balance has been subsequently collected and the remaining balance is expected to be collected before December 31, 2021.

As of June 30, 2021, we also had outstanding contract receivable of $2,521,136 derived from providing smart campus technological consulting services to Chinese universities/colleges:

	June 30, 2021	December 31, 2020
	(Unaudited)
Contract receivable- “Smart Campus” related technological consulting services with FMP (1)	$2,066,951	$3,730,203
Contract receivable- “Smart Campus” project maintenance and technical support fee with FMP	392,947	600,134
Financing component associated with FMP contract receivable (1)	61,238	135,466
Contracts receivable – Other “Smart Campus” related technological consulting services (2)	-	245,761
Less: allowance for doubtful accounts	-	-
Total contracts receivable, net	2,521,136	4,711,563
Less: current portion of contract receivable	2,352,266	4,448,946
Contracts receivable, non-current	$168,869	$262,617

As of the date of this filing, we have collected $390,118 from FMP. The remaining $1,962,148 of the current portion of the contract receivable is expected to be collected before December 31, 2021 on their respective original due dates. The non-current portion of the contract receivable of $168,869 is expected to be collected before December 31, 2022 upon the original due date. We believe the contract receivable related to smart campus projects is fully collectible based on the payment terms and based on our continuing cooperation with our partner Chinese universities. The collection of our accounts and contract receivable will make cash available for use in our operation as working capital, if necessary.

As of June 30, 2021, we had advance to suppliers of approximately $4 million, representing prepayment to suppliers for purchase of equipment, devices, electronic component and other hardware products in order to use in our future “smart campus” projects. Due to the impact of COVID-19 and general inflation, suppliers increased the amount required for prepayment in order to lock a favorite purchase price and ensure future purchase delivery. We consider all of the advances to be fully realizable.

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Cash Flows

The following table provides detailed information about our net cash flows for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,
	2021	2020
Net cash used in operating activities	$(1,892,096)	$(937,924)
Net cash provided by (used in) investing activities	1,450,353	(12,831)
Net cash provided by financing activities	29,059,474	5,500,255
Effect of exchange rate changes on cash	73,491	(28,696)
Net increase in cash	28,691,222	4,520,804
Cash, beginning of period	5,007,449	1,702,279
Cash, end of period	$33,698,671	$6,223,083

Operating Activities

Net cash used in operating activities was $1,892,096 for the six months ended June 30, 2021, primarily including an increase in advances to suppliers of $3.9 million where we made advance payments to suppliers for purchase of materials and equipment to be used in future smart campus solution contracts, an increase in accounts receivable of $0.6 million arising from Sino-foreign Jointly Managed Academic Programs, offset by a decrease in contract receivable of $2.2 million as we received payments from FMP, net income of $226,022, a decrease in prepaid expenses, and other current assets of $64,982 as we paid less prepayment of expenses.

Net cash used in operating activities was $937,924 for the six months ended June 30, 2020, primarily including net loss of $79,622, an increase in contract receivable of approximately $1.8 million when we completed more smart campus related projects for Chinese universities/colleges, offset by a decrease in advance from suppliers of $571,128 because we received purchased hardware components from suppliers and used them in the smart campus related projects, a decrease in prepaid expenses and other current assets of $121,107 as we made less prepayments, and a decrease in deferred revenue of $390,331 because we recognized the same amount as revenue when our performance obligations were satisfied.

Investing Activities

For the six months ended June 30, 2021, net cash provided by investing activities amounted to $1.5 million, primarily due to repayment from a related party.

For the six months ended June 30, 2020, net cash used in investing activities amounted to $12,831 primarily cash used for the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities amounted to $29.1 million for the six months ended June 30, 2021, primarily due to net proceeds received from the issuance of 6,000,000 ordinary shares at $5.0 per share with net proceeds of $29.0 million in April 2021.

Net cash provided by financing activities amounted to $5,500,255 for the six months ended June 30, 2020, primarily including net proceeds from issuance of ordinary shares of $5,405,451 in connection with the completion of our initial public offering and proceeds from borrowing from a related party of $94,804.

Indebtedness. We did not have any finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

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